Filed Pursuant to Rule 253(g)(2)
File No. 024-11255

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 2 DATED SEPTEMBER 03, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 18, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (“we”, “our” or “us”), dated August 12, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

RSE Amira Controlled Subsidiary - Supplemental Loan

On July 18, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Amira JV LP (the “RSE Amira Controlled Subsidiary”), for an initial purchase price of $18,117,000, which is the initial stated value of our equity interest in the RSE Amira Controlled Subsidiary (the “RSE Amira Investment”). The RSE Amira Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 360 units located at 6105 Paddock Glen Drive, FL 33634 (the “Westly Shores Property”). More details on this acquisition can be found here.

The Westly Shores Property was acquired for a purchase price of approximately $64,000,000. To date, approximately $5,700,000 has been spent on common area and unit improvements.

At the initial closing of the Westly Shores, Newmark Knight Frank – Freddie Mac provided a $42,450,000 senior secured loan with a ten year term and a 3.85% interest rate with five years interest-only (the “Westly Shores Senior Loan”). On August 19, 2021, Berkeley Point Capital LLC, and D/B/A Newmark Knight Frank provided a $12,939,000 supplemental loan with a 3.84% fixed interest rate and approximately 3 years interest-only (the “Westly Shores Supplemental Loan”), bringing, the combined loan balance to $55,389,000 and the combined loan-to-value ratio to approximately 64.9%. The appraised value of $85,300,000 represents a 33.0% increase in value compared to the $64,000,000 purchase price.

RSE Amira Controlled Subsidiary will use the proceeds from Westly Shores Supplemental Loan to develop a multifamily property consisting of 48 units on a vacant land parcel located at the Westly Shores Property.